CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 22nd 2008

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an Overseas Regulatory Announcement in relation to the Company’s buyback and cancellation of some of its 8.75% Senior Notes due 2015 (which are listed on the Singapore Stock Exchange) with a principal value of USD3,552,000. As at the date of the Announcement, the cumulative principle value of Senior Notes bought back amounts to USD25,402,000. The Announcement has been filed with the Stock Exchange of Hong Kong Limited.

SIGNATURE
Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: February 22nd, 2008

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
OVERSEAS REGULATORY ANNOUNCEMENT
Please refer to the attached announcement made today by the Company to the Singapore Stock Exchange on which the 8.75% Senior Notes due 2015 of the Company are listed.

By Order of the Board City Telecom (H.K.) Limited Lai Ni Quiaque Executive Director, Chief Financial Officer and Company Secretary
Hong Kong, 22nd February 2008
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability)
US$125,000,000 — 8.75% Senior Notes due 2015
Senior Notes Buyback and Cancellation
The board of directors (“Board”) of City Telecom (H.K.) Limited (“Company”) announces that the Company has bought back (by way of market acquisition) some of the Company’s 8.75% Senior Notes due 2015 at below par of 95.75% (which are listed on the Singapore Stock Exchange), particulars thereof are as follows:-

Principal value	Total consideration paid*	Date of purchase	Date of settlement

USD3,552,000	USD3,418,306.67	15th February 2008	21st February 2008
		(US time)	(US time)

*	Note: including accrued interest, but excluding broker’s commission
The above Senior Notes bought back will be cancelled forthwith.
As at the date of this announcement, the cumulative principal value of Senior Notes bought back amounts to USD25,402,000 and the principal value of Senior Notes remaining in issue is USD99,598,000.
By Order of the Board
Lai Ni Quiaque
Executive Director, Chief Financial Officer
     and Company Secretary
Hong Kong, 22nd February 2008